
03029618

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Seiko Epson Corporation

*CURRENT ADDRESS: 3-5, Owa 3-Chome
Suwa-shi, Nagano-Ken
392-8502 JAPAN

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34746 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM
DAT : 8/27/03

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the summary English translations of the documents referred to in ANNEX B, Section A. items 1 to 7.

Section A. item 1

1. Business Report for the accounting year ended March 31, 2002

[Summary Translation]

BUSINESS REPORT
[From April 1, 2001 to March 31, 2002]

Table of Contents

[100 million yen]

	59th Term (March Session 2001)	60th Term (March Session 2002)	Compared with Previous Term (%)
Net Sales	10,680	**9,629**	90.2
Ordinary Income	675	**109**	16.2
Net Profit (Loss)	283	**(180)**	—
Total Assets	10,834	**10,632**	98.1
Net Assets	2,546	**2,333**	91.6
Statistics per Share (Yen):			
Net Profit (Loss)	186.64	**(118.98)**	—
Amount of Net Assets	1,676.94	**1,536.72**	91.6
Total Outstanding Shares (share)	151,864,592	**151,864,592**	100.0

SEGMENT SALES

[100 million yen]

	56th Term (Fiscal Year 1997)	57th Term (Fiscal Year 1998)	58th Term (Fiscal Year 1999)	59th Term (Fiscal Year 2000)	60th Term (Fiscal Year 2001)
Information-related equipment	**5,490**	**5,786**	**5,779**	**6,055**	**6,040**
External sales	5,484	5,780	5,769	6,054	6,036
Internal sales between the segments	5	5	10	1	4
Electronic devices	**2,019**	**1,933**	**2,780**	**3,953**	**3,018**
External sales	1,821	1,724	2,521	3,674	2,830
Internal sales between the segments	198	208	258	279	187
Precision products	**761**	**647**	**635**	**756**	**669**
External sales	755	641	628	737	653
Internal sales between the segments	5	6	7	18	15
Other	**110**	**121**	**139**	**229**	**113**
External sales	90	101	116	214	108
Internal sales between the segments	19	19	22	15	5
Eliminations of internal sales	**(229)**	**(240)**	**(298)**	**(315)**	**(213)**
TOTAL	**8,151**	**8,247**	**9,035**	**10,680**	**9,629**

SUMMARY OF BALANCE SHEET
(As of March 31, 2002)

[100 million yen]

ASSETS		LIABILITIES	
Current Assets	**4,487**	**Current Liabilities**	**4,939**
Cash and deposits	792	Notes payable	185
Notes receivable	6	Accounts payable	1,264
Accounts receiveble	1,738	Short-term loans	1,372
Securities	14	Current maturities of long-term loans	790
Inventory assets	850		
Deferred tax assets	239	Arrearages	868
Other current assets	846	Tax expenses payable and others	24
Allowance for doubtful accounts	(1)	Other current liabilities	434
Fixed Assets	**6,144**	**Long-term Liabilities**	**3,358**
Fixed assets, tangible	3,951	Long-term loans	3,055
Buildings	1,590	Other long-term liabilities	303
Machinery and equipment	1,436	**Total Liabilities**	**8,298**
Land	523	**SHAREHOLDERS' EQUITY**	
Other tangible assets	400	**Shareholders' Equity**	**125**
Fixed assets, intangible	186	**Legal Reserve**	**133**
Investments and others	2,007	**Retained Earnings**	**2,062**
Stocks and investments in subsidiary	1,157	Voluntary reserve	2,212
Deferred tax assets	191	Unappropriated deficit for the current year	149
Other investments	669	(net loss for the year)	(180)
Allowance for doubtful accounts	(10)	**Other Variance of the Estimate of Securities**	**12**
		Common Stock for Treasury	**(0)**
		Total Shareholders' Equity	**2,333**
TOTAL ASSETS	**10,632**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**10,632**

Summary of Profit and Loss Statement (From April 1, 2001 to March 31, 2002)

	(100 million yen)
Net Sales	**9,629**
Operating Expenses	9,699
Operating Loss	**69**
Non-Operating Profit	299
Non-Operating Expenses	119
Ordinary Income	**109**
Extraordinary Profit	10
Extraordinary Loss	405
Pretax Loss for the Term	**286**
Corporation Tax and Other Tax Refunds	24
Corporation Tax and Other Tax Adjustments	(81)
Net Loss	**180**
Retained Earnings Carried Forward	44
Interim Dividend	13
Unappropriated Deficit for the Current Year	149

Profit Appropriation	**(Yen)**
Outline	Amount
Unappropriated Deficit for the Current Year	**14,989,145,046**
Voluntary Reserve Withdrawals	
Reserve for Extraordinary Depreciation	355,585,236
General Reserve	20,000,000,000
Total	**5,366,440,190**
Disposition conducted as follows:	
Dividends Declared	**1,366,780,599**
9 yen per share	
Officer's Bonus	**98, 230,000**
(Statutory Auditor's Bonus)	(12,050,000)
Voluntary Reserve	
Reserve for Extraordinary Depreciation	1,013,051,572

Profits Carried Forward	2,888,378,019
Total	**5,366,440,190**

Note: 1. The Reserve Liquidation and Reserve for the Extraordinary Depreciation Reserve are based on the Special Taxation Measures Law.

2. Based on the resolution of the board meeting held on November 14, 2001, the interim dividend is 1,366,780,599 yen (9 yen per share).